                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF NOVEMBER 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia: Board of Directors examines and approves the Interim Report on Operations as of 30 September 2014

►

REVENUES: 15,972 MILLION EUROS, -6.0% IN ORGANIC TERMS COMPARED WITH THE FIRST NINE MONTHS OF 2013

►

EBITDA: 6,588 MILLION EUROS, -6.4% IN ORGANIC TERMS COMPARED WITH THE FIRST NINE MONTHS OF 2013

►

EBIT: 3,393 MILLION EUROS, +1,910 MILLION EUROS COMPARED TO THE FIRST NINE MONTHS OF 2013 REFLECTING AN IMPAIRMENT LOSS ON GOODWILL AMOUNTING TO 2,187 MILLION EUROS

►

PARENT COMPANY NET PROFIT: 985 MILLION EUROS COMPARED WITH -902 MILLION EUROS IN THE FIRST NINE MONTHS OF 2013 WHICH REFLECTED THE IMPAIRMENT LOSS ON GOODWILL

►

ADJUSTED NET FINANCIAL DEBT: 26,572 MILLION EUROS, A REDUCTION OF ALMOST 0.8 BILLION EUROS COMPARED WITH 30 JUNE 2014

►

LIQUIDITY MARGIN AS OF  30 SEPTEMBER 2014: 12.3 BILLION EUROS, ALLOWS MATURITIES TO BE COVERED FOR A PERIOD EXCEEDING THE NEXT 24 MONTHS

***

►

RECCHI: WE'RE KEEPING OUR PROMISES ON INVESTMENTS IN ULTRA FAST BROADBAND INFRASTRUCTURES 100 CITIES ALREADY COVERED BY OPTICAL FIBRE AND OVER 2,500 MUNICIPALITIES BY LTE

►

PATUANO: THERE ARE CONCRETE SIGNS OF RECOVERY IN THE DOMESTIC MARKET, WE HAVE OVERCOME THE 'PRICE WAR'

***

The results of the first nine months of 2014 will be illustrated to the financial community during a conference call scheduled for today at 12.00 p.m. (Italian time). Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

Those unable to connect live may follow the presentation until Friday 14 November by calling: +39 06 334843 (access code 705233#).

The presentation Slides, with an opportunity to follow the event in audio streaming, will be available at: www.telecomitalia.com/9M2014/ita.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

The Interim Report on Operations of the Telecom Italia Group as of 30 September 2014 has been drawn up in accordance with article 154–ter (Financial Reports) of Legislative Decree No. 58/1998 (Consolidated Finance Law [Testo Unico della Finanza]- TUF), as subsequently amended and supplemented. This document also includes the Abbreviated Consolidated Financial Statements as of 30 September 2014 prepared in accordance with IFRS accounting principles issued by IASB and endorsed by the EU and, in particular, with IAS 34 Interim Financial Reporting; these Financial Statements are not audited. The accounting policies and consolidation principles adopted in preparing the Abbreviated Consolidated Financial Statements as of 30 September 2014 are consistent with those adopted in the Telecom Italia Group Consolidated Financial Statements as of 31 December 2013, to which reference can be made, except for the application of new Standards/Interpretations adopted by the Group from 1 January 2014. Moreover, as illustrated in the notes to the Abbreviated Consolidated Financial Statements as of 30 September 2014, the new Standards/Interpretations have not had any effect on the Group's consolidated Financial Statements.

In addition to the conventional financial performance indicators contemplated under IFRS, the Telecom Italia Group uses certain alternative performance indicators in order to give a clearer picture of the trend of operations and the company's financial position. Specifically, the alternative performance indicators refer to: EBITDA; EBIT; organic change in revenues, EBITDA and EBIT; net financial debt carrying amount and adjusted net financial debt. It should be noted that, as of 2014, Telecom Italia has revised the method for determining the Organic Change in Revenues, EBITDA and EBIT, no longer considering non-organic proceeds/expenses, including non-recurrent ones, in this calculation. The organic changes therefore only include the effects of changes in the consolidation area and foreign exchange rate differences. The data for comparative periods have therefore been restated accordingly. Further details regarding these indicators are provided in the annex.

Note that the section "Business Outlook for the 2014 fiscal year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of the Group's operations and strategies. Readers of the present press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

Rome, 7 November 2014

The Telecom Italia Board of Directors, chaired by Giuseppe Recchi, met yesterday to examine and approve the Group’s Interim Report on Operations as of 30 September 2014.

“We are investing heavily both in Italy and in Brazil to develop fixed and mobile ultra fast broadband – stressed Chairman Giuseppe Recchi - and we are doing this in a way that ensures financial compatibility. We are the biggest investor in Italy, at around 3 billion a year, and are currently implementing a plan to provide ultra fast broadband coverage which has brought optical fibre to 100 cities and LTE mobile telephony to 2500 municipalities. Telecom Italia is continuing on the path of technological innovation and new services, focusing on maintaining technological leadership and to keep the promises made for the development of infrastructure in Italy”.

For CEO Marco Patuano, "The signs of change coming from the Domestic market are now a reality: we have overcome the 'price war', contrasting the arguments of those who predicted that competition in the sector would be based solely on constant price cuts, which would have brought nothing but a decline, with our policy based on quality of service. Our investments are bringing concrete results: over 150,000 customers have subscribed to the Tuttofibra service to date and we're proceeding at an average rate of 1,500 new contracts per day. In mobile telephony as well, 4G is now a mature technology that is coming into daily use and distinguishes our offer from that of our competitors. The company's relaunch started in the Italian market.

MAIN VARIATIONS TO THE TELECOM ITALIA GROUP CONSOLIDATION AREA

The following changes occurred in the first nine months of 2014:

•

Rete A (Business Unit Media): on 30 June 2014 Persidera S.p.A. (former Telecom Italia Media Broadcasting) acquired 100% of the company, and as a consequence, Rete A became part of the consolidation area of the Group and is fully consolidated from 30 June 2014;

•

Trentino NGN S.r.l.(Domestic Business Unit): on 28 February 2014, the Telecom Italia Group acquired a controlling stake in the company, therefore the company entered the Group's consolidation area.

The following changes to the consolidation area occurred during 2013:

•

Sofora  - Telecom Argentina group: on 13 November 2013 the Telecom Italia Group accepted the offer to purchase its entire controlling shareholding of the Sofora  - Telecom Argentina Group. As a result the shareholding has been classified under Discontinued operations. Pursuant to IFRS 5 (Non-current assets held for sale and Discontinued operations), the economic results of the Sofora - Telecom Argentina group for the first nine months of 2014, and for the corresponding periods provided for comparison, are reported in a specific item in the consolidated separate income statement called "Profit (loss) from Discontinued operations", while the financial effects are reported in two separate items in the statement of financial position;

•

MTV Group(Media business Unit): on 12 September 2013 Telecom Italia Media completed the sale of 51% of MTV Italia S.r.l. and its wholly owned subsidiary MTV Pubblicità S.r.l.. As a result, these companies have been excluded from the consolidation area;

•

La7 S.r.l. (Media Business Unit): on 30 April 2013 Telecom Italia Media completed the sale of La7 S.r.l., consequently the company left the consolidation area.

TELECOM ITALIA GROUP

Revenues in the first nine months of 2014 amounted to 15,972 million euros, down 9.1% from the 17,564 million euros recorded in the first nine months of 2013 (-1,592 million euros). In terms of organic change, calculated by excluding the effect of changes in exchange rates and consolidation area, consolidated revenues were down 6.0% (-1,012 million euros).

Revenues, broken down by business unit, are as follows:

(million euros)	1.1 - 30.9.2014		1.1 - 30.9.2013		Changes
		% of total		% of total	absolute	%	% organic

Domestic (*)	11,336	71.0	12,214	69.5	(878)	(7.2)	(7.2)
Core Domestic	10,551	66.1	11,403	64.9	(852)	(7.5)	(7.5)
International Wholesale	905	5.7	935	5.3	(30)	(3.2)	(2.6)
Olivetti	154	1.0	174	1.0	(20)	(11.5)	(12.0)
Brazil	4,617	28.9	5,280	30.1	(663)	(12.6)	(2.8)
Media and Other Assets (*)	51	0.3	108	0.6	(57)
Adjustments and eliminations	(32)	(0.2)	(38)	(0.2)	6
Consolidated total	15,972	100.0	17,564	100.0	(1,592)	(9.1)	(6.0)

  (*)   As of 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group; the comparative period has been amended accordingly.

The EBITDA for the first nine months of 2014 amounted to 6,588 million euros down by 552 million euros (-7.7%) compared to the same period of the previous year, with an EBITDA margin of 41.2%, up by 0.5 percentage points (40.7% in the first nine months of 2013). In organic terms, the EBITDA is down 450 million euros (-6.4%) compared with the same period of the previous year and the EBITDA margin is down 0.2 percentage points (41.2% in the first nine months of 2014 compared with 41.4% in the first nine months of 2013).

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(million euros)	1.1 - 30.9.2014		1.1 - 30.9.2013		Changes
		% of total		% of total	absolute	%	% organic

Domestic (*)	5,296	80.4	5,831	81.7	(535)	(9.2)	(9.1)
% of Revenues	46.7		47.7			(1.0) pp	(1.0) pp
Brazil	1,281	19.4	1,326	18.6	(45)	(3.4)	7.4
% of Revenues	27.7		25.1			2.6 pp	2.6 pp
Media and Other Assets (*)	11	0.2	(16)	(0.3)	27
Adjustments and eliminations	−	−	(1)	−	1
Consolidated total	6,588	100.0	7,140	100.0	(552)	(7.7)	(6.4)
% of Revenues	41.2		40.7			0.5 pp	(0.2) pp

 (*)   As of 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group; the comparative period has been amended accordingly.

The EBIT for the first nine months of 2014 amounted to 3,393 million euros; whereas in the first nine months of 2013 it amounted to 1,483 million euros and reflected the impact of the impairment loss on Goodwill attributed to the Core Domestic Cash Generating Unit for 2,187 million euros.

The organic change in EBIT is positive for 1,934 million euros; even excluding the mentioned impairment loss on Goodwill, the organic change compared to the first nine months of 2013 would be negative by 253 million euros.

Consolidated net profit attributable to Parent Company Shareholders amounted to 985 million euros (-902 million euros in the same period of 2013, due to the aforesaid Goodwill impairment loss).

Capex in the first nine months 2014 was 2,640 million euros, down 397 million euros on the first nine months of 2013, and breaks down as follows by operational sector:

(million euros)	1.1 - 30.9.2014		1.1 - 30.9.2013		Changes
		% of total		% of total

Domestic (*)	1,792	67.9	2,025	66.7	(233)
Brazil	843	31.9	992	32.7	(149)
Media and Other Assets (*)	5	0.2	20	0.6	(15)
Adjustments and eliminations	−	−	−	−	−
Consolidated total	2,640	100.0	3,037	100.0	(397)
% of Revenues	16.5		17.3		(0.8) pp

(*)   As of 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group; the comparative period has been amended accordingly.

Capex for the Domestic Business Unit dropped by 233 million euros compared with the same period of 2013. This reduction is entirely attributable to the more traditional investment components and led to certain platforms being abandoned and a number of industrial processes being simplified. These savings were partly redirected to developing next-generation networks (LTE and Fibre network, +102 million euros of investment compared with the first nine months of 2013) which accounted for 35% of network investments (27% in the first nine months of 2013). Furthermore, as highlighted above, in the first nine months of 2014, as a result of Telecom Italia's new market strategy for bundle mobile telephony plans, the costs of the customer subsidy for the purchase of handsets no longer had to be posted as intangible investments. In the corresponding period of 2013, 138 million euros were capitalised and amortised over the term of the contract (24 - 30 months).

Capex for the Brazil Business Unit recorded a decrease of 149 million euros compared to the first nine months of 2013. The change reflects a negative exchange rate effect of 100 million euros, without which the decrease would have amounted to 49 million euros. The capex are directed towards the continuous development of infrastructure, in accordance with the objective of improving the quality of service.

Cash flow from operations is positive by 2,272 million euros (positive by 2,456 million euros in the first nine months of 2013).

Adjusted net financial debt as of 30 September 2014 is 26,572 million euros, down by 235 million euros compared with 31 December 2013 (26,807 million euros) thanks to cash flow generated from operations.

In the third quarter of 2014, adjusted net financial debt was 786 million euros less than the figure at 30 June 2014 (27,358 million euros) thanks to positive cash generation and revenue from the sale of tax credits (IRES), which substantially neutralised the effects of the payment of income tax.

The liquidity margin as of 30 September 2014 is 12.3 billion euros (13.6 billion euros as of 31 December 2013), net of 0.3 billion euros relating to Discontinued Operations and consists of 5.3 billion euros in cash (7.1 billion euros as of 31 December 2013) and unused committed credit lines totalling 7 billion euros (6.5 billion euros as of  31 December 2013). This margin covers the financial liabilities of the Group falling due over a period exceeding the next 24 months.

Net financial debt carrying amount was equal to 28,061 million euros (27,942 million euros as of 31 December 2013).

Group headcount for the Group as of 30 September 2014, excluding the 16,544 units related to Discontinued Operations, was 65,872, including 53,050 in Italy (65,623 as of 31 December 2013, including 53,155 in Italy).

***

BUSINESS UNIT RESULTS

Figures for Telecom Italia Media as of 30 September 2014 can be found in the press release issued on 04 November 2014, following the Company Board of Directors' meeting.

DOMESTIC

As of 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group. This different representation reflects the commercial and business position of the Olivetti group and the process of integrating its products and services with those offered by Telecom Italia in the domestic market. The data relating to the corresponding period of the previous year was therefore restated accordingly.

Domestic revenues, totalling 11,336 million euros (12,214 million euros in the first nine months of 2013), fell by 7.2% both in reported and organic terms.

In an economic scenario that still presents structural weakness, the performance of the first nine months of 2014 was 7.2% (-878 million euros) less than in the same period in 2013, with a fall of -5.0% in Q3, a significant recovery compared to both the preceding periods (Q2 of 2014: -8.2%, Q1 2014: -8.3%) and to the whole of 2013 (-9.5%).

These dynamics of recovery of revenues is specifically attributable to a progressive stabilisation of the customer base and the ARPU on traditional voice services, primarily on Mobile services, and growth in revenues from Fixed Broadband, ICT and Mobile Internet.

Highlights:

►

Core Domestic Revenues

Core Domestic revenues amount to 10,551 million euros and fell by 7.5% (11,403 million euros in the first nine months of 2013).

The performance of the individual market segments as compared with the same period of 2013 is as follows:

•

Consumer: the revenues of the first nine months of 2014 for the Consumer segment amounted to 5,414 million euros, with a reduction of 517 million euros compared to the same period of 2013 (-8.7%). While still negative, this performance confirms the recovery trend compared to the first months of the year, with a fall of -5.3% in Q3 2014 compared to the same period of 2013, an improvement over the values recorded in the preceding quarters (-9.2% in the second quarter, compared to the same period of the previous year, and -11.7% in the first quarter). This recovery is particularly evident in Mobile services (-335 million euros, or -12.4% in the first nine months of 2014; -6.6% in the Q3 2014, compared to -13.7% in the Q2 and -16.9% in Q1). This result is influenced by the improvement in competitive performance, with progressive stabilisation of the customer base and the ARPU on voice services, and the constant growth of Mobile internet. Fixed line business also shows signs of recovery from the deteriorating trend observed in the first half of the year: indeed, the revenues from services in the first nine months of 2014 present a reduction of 204 million euros, equal to -6.7%, with a performance in Q3 equal to -6.1% (compared to -7.9% in the second quarter and -6.2% in the first), thanks to maintenance of the market share and the positive trend in ARPU, supported by the higher proportion of customers with flat rate plans and service upgrades (Superinternet and Fibre) and growth in revenues from Broadband/Internet services;

•

Business: the revenues of the Business segment totalled 3,589 million euros, a reduction of 296 million euros compared to the first nine months of 2013 (-7.6%). While the performance of the third quarter was worse than that of the same period of 2013, it showed signs of improvement compared to the preceding periods, recording a worsening of -5.8% compared to the same period in 2013, with -9.1% in the second quarter and -7.8% in the first. The fall was due entirely to revenues from services (-347 million euros in the first nine months of 2014 compared to the first nine months of 2013), including -132 million euros on Mobile (-12.7%) and -221 million euros on Fixed-line (-8.2%). In particular on Mobile, despite the efficiency of the defence actions and the development of the customer base (which in fact grew by 3.3%), a drop in turnover on traditional voice and messaging services was confirmed (-147 million euros in the first nine months of 2014, compared to the same period of 2013), attributable to a dynamic of redirecting customers on plan formulas with a lower overall level of ARPU. The negative economic context and fall in prices on traditional voice and data services continued to influence Fixed-line business, but there were some signs of recovery in the third quarter, thanks to constant growth in ICT services (+6.0% in the third quarter of 2014, of which +17.5% in Cloud services);

•

National Wholesale: the Wholesale segment records revenues  of 1,373 million euros for the first nine months of 2014, down by 57 million euros (-4.0%) on the corresponding period of 2013. The reduction can mainly be attributed to the reduction of prices for mobile and fixed termination, the launch of the migration towards IP infrastructural solutions and the drop in prices on national roaming.

►

International Wholesale Revenues

The International Wholesale revenues for the first nine months of 2014 amounted to 905 million euros, down on the corresponding period of 2013 (-30 million euros, -3.2%). Revenues for Voice services (-15 million euros, -2.2%) and IP/Data services (-11 million euros, -5.4%) were down due to the effect of the development of competitive dynamics with a drop in prices.  The business segment dedicated to multinationals also fell slightly (-2 million euros, -5.3%) while revenues for Mobile services rose slightly (+3 million euros, +16.8%).

►

Olivetti Revenues

The revenues of the Olivetti group in the first nine months of 2014 amounted to 154 million euros, down by 20 million euros compared with the same period of 2013 (-11.5%).

A number of factors contributed to the fall in revenues such as, mainly, the slowdown in foreign sales (-13 million euros, of which 5 million euros in South America, 4 million euros in Europe and almost 4 million euros in the Far East, Middle East and Africa).

The EBITDA of the Domestic Business Unit in the first nine months of 2014 amounted to 5,296 million euros and recorded a reduction of 535 million euros compared to the corresponding period of 2013 (-9.2%, of which 2.2 percentage points can be attributed to the aforementioned different classification of the costs of subsidizing customers for the purchase of handsets), with an EBITDA margin of 46.7%, worsening slightly compared to the same period of 2013 (-1.0 percentage point). The result was mainly affected by the reduction in revenues from services (-928 million euros compared to 2013), only partially offset by the efficiency actions obtained through a selective control and containment of operating costs.

EBITDA in Q3 2014 was 1,795 million euros, down by 236 million euros compared with the corresponding period of 2013 (-11.6%).

The EBIT of the Domestic Business Unit for the first nine months of 2014 was positive, and amounted to 2,845 million euros (compared to 1,000 million euros in the same period of 2013); with a margin of 25.1% (8.2% in the first nine months of 2013). The EBIT performance reflects, in addition to the elimination of the 2,187 million euro impairment loss on goodwill for the Core Domestic Cash Generating Unit posted in 2013, the reduction in EBITDA previously described, partially offset by the reduction of 163 million euros in depreciation and amortisation and by the capital gains, amounting to around 38 million euros, deriving from the sale by Telecom Italia S.p.A. of a property it owned in Milan, for 75 million euros.

The organic EBIT for the first nine months of 2014 shows an increase of 1,846 million euros compared to the same period in 2013, calculated excluding the effect of the foreign exchange rate fluctuations for -1 million euros for International Wholesale. In addition, if the previously mentioned impairment loss on Goodwill is excluded, the year on year change in EBIT is a reduction of 341 million euros (-10.7%). EBIT in Q3 2014 was 982 million euros, down by 190 million euros compared with the corresponding period of 2013 (-16.2%).

The headcount, of 53,249 employees, fell by 128 units compared to 31 December 2013.

BRAZIL

(average real/euro exchange rate 3.10365)

The revenues of the TIM Brasil group in the first nine months of 2014 amounted to  14,330 million reais , recording a fall of 2.8% compared with the same period of 2013 (-408 million reais). Revenues from services reached 12,129 million reais, with a reduction of 230 million reais compared to 12,359 million reais in the same period of 2013 (-1.9%). Whereas revenues from product sales reduced from 2,379 million reais in the first nine months of 2013 to 2,201 million reais in the same period of 2014 (-7.5%); this decrease can be attributed to a reduction in the volumes sold, only partially offset by an increase in prices.

Mobile ARPU in the first nine months of 2014 was 17.6 reais compared to 18.4 reais in the same period of 2013 (-4,3%). The ARPU, like the revenues from services, was affected by a further reduction, starting from February 2014, of the mobile termination rate.

Revenues in the third quarter of 2014 totalled 4,853 million reais, 230 million reais less than the same period last year (-4.5%); the fall was 162 million reais in services (-3,9%) while the reduction in handset sales was 68 million reais (-7.8%).

The total number of lines as of 30 September 2014 was estimated at 74,848 thousand, up by 1.9% compared to 31 December 2013, corresponding to a market share for the lines of approximately 26.9%.

EBITDA of 3,975 million reais was 274 million reais higher than the same period of 2013 financial year (+7.4%). The EBITDA increase was essentially sustained by the lower costs of materials and services partly offset by the higher costs of personnel and other operating costs. The EBITDA margin was 27.7%, up 2.6 percentage points on the first nine months of 2013.

EBITDA in Q3 2014 was 1,330 million reais, up by 81 million reais compared with the corresponding period of 2013 (+6.5%).

EBIT amounted to 1,729 million reais an improvement of 47 million reais on the first nine months of 2013. This is explained by the higher contribution of EBITDA, partially offset by increased depreciation and amortisation of 230 million reais (2,247 million reais in the first nine months of 2014 compared with 2,017 million reais in the same period of 2013).

EBIT in Q3 2014 was 568 million reais, up by 7 million euros compared with the corresponding period of 2013 (+1.2%).

Headcount stood at 12,507 employees (12,140 as of 31 December 2013).

***

EVENTS SUBSEQUENT TO 30 September 2014

Agreements amending the contract for the sale of the shareholding in the Sofora - Telecom Argentina group

Refer to what was published in the press releases issued on 25 October 2014 and 29 October 2014.

Auction for mobile telephony frequencies in Argentina

The auction procedures, announced by the Secretaria de Comunicaciones for the allocation of the frequency bands to be used for the Servicio de Comunicaciones Personales (“PCS”), the Servicio de Radiocomunicaciones Movil Celular (“SRMC”) and the Servicio de Comunicaciones Moviles Avanzadas (“SCMA”) were carried out on 31 October 2014.

The four companies that had pre-qualified participated in this competition: Telecom Personal S.A., Telefonica Moviles Argentina S.A., Arlink S.A. and AMX Argentina S.A..

In this competition, Telecom Personal (Sofora – Telecom Argentina group) was awarded:

–

one Lot for the SRMC service (3G),

–

two Lots for the PCS service (3G),

–

one Lot for the SCMA service (4G)

Telecom Personal offered a total amount of 658 million US dollars to acquire these frequency lots.

***

OUTLOOK FOR THE 2014 FINANCIAL YEAR

The telecommunications market continues to be characterised by a fall in traditional services (access and voice) compared to an increase in innovative services (broadband and enabled broadband services); it is expected that the combined effect of these phenomena will determine a further overall fall in the domestic market, in any case more moderate than that seen in 2013, and the growth of the Brazil market.

In this context the Telecom Italia Group – as announced in the 2014 – 2016 Plan – will continue to defend its market shares, invest in the development of infrastructures, with a heavy increase in innovative investments destined in particular to Ultra Broadband, in order to maintain revenues from traditional services and promote the growth of revenues from innovative services, in compliance with its financial policies. At the same time the Telecom Italia Group will continue the path of transformation and increasing efficiency in industrial processes aiming for a structural reduction of the running costs even through the delayering and simplification of the platforms.

The results of 2014 confirm the improvement of the competitive dynamics in the Mobile sector and an increase in the development of ultra-broadband services. It is important to point out that the domestic market is still experiencing a dilution of the ARPU in traditional services, both Mobile and Fixed, due to a dynamic involving the redirecting of the Customer Base towards bundle plans that will in any case allow – with respect to a short-term reduction in profitability – greater stabilisation of expenditure and churn in the medium to long term. On the Fixed market this dynamic is also dictated by the need to respond, with commercial pricing actions, to competitive pressure which is higher than expected.

Despite these dynamics, which continue to create uncertainty regarding the stability of the Revenues and the margins, for the current year on the domestic market, in keeping with the forecasts and dynamics of the 2014-2016 three-year Plan of Telecom Italia, we expect to see the gradual recovery of the operating performance – also through the plans and actions to reduce and contain costs – and the financial results of the Group which as a whole remain in line and in keeping with the forecasts and operating performances implicit in the 2014-2016 three-year Plan of Telecom Italia.

Finally, with reference to the support actions aimed at strengthening the Group's financial position, previously illustrated in the 2014-2016 Plan, and in particular the initiatives to monetize the towers of the radiomobile network in Italy and in Brazil as well as the multiplexes of TI Media (or rather of the shareholding TI Media holds in Persidera S.p.A.), reference should be made to what has already been announced to the market, confirming that the activities aimed at implementing the mentioned projects are still underway and the information will be disclosed to the market once it is final.

***

NEW CALENDAR OF 2015 FINANCIAL EVENTS APPROVED

The calendar for the meetings to approve the financial reports of Telecom Italia S.p.A for 2015 is as follows:

•

5 February – Board of Directors meeting to approve the preliminary data

•

5  March - Board of Directors meeting to approve the draft financial statements for the year and the consolidated financial reports at 31 December 2014

•

15 April - Shareholders' Meeting to approve the financial statements at 31 December 2014

•

7 May - Board of Directors meeting to approve the first quarter report at 31 March 2015

•

6 August - Board of Directors meeting to approve the half-year financial report for 2015

•

5 November - Board of Directors meeting to approve the interim report on operations at 30 September 2015,

Any changes to the above dates will be communicated without delay.

The conference calls to present the accounting data to the financial community will normally be held after the Board of Directors meeting for their approval.

The Manager in charge of preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154-bis of Italy’s Consolidated Finance Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group.  Such measures, which are also presented in other periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences. In particular, please note that, starting from 2014, Telecom Italia has changed the methods for determining the Organic change in Revenues, EBITDA and EBIT not considering more, as in the past, in this calculation the non-organic income/expenses, including those non-recurring; therefore, the Organic changes – as described above - now include only the effects arising from the change in the scope of consolidation and exchange differences. Figures for the comparative periods have been restated accordingly.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level); the Organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting or reported” data and the “comparable” ones.

•

Net Financial Debt: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, in addition to the usual measure (renamed “Net financial debt carrying amount”) is also shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C+D)	Adjusted Net Financial Debt

                                                                                    ***

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Management Report of the Interim Report at September 30, 2014 and are unaudited.

Such statements, as well as the Consolidated Net Financial Debt of the Telecom Italia Group, are however consistent with those included in the Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2014.

The accounting policies and consolidation principles adopted in the preparation of the Condensed Consolidated Financial Statements at September 30, 2014 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2013, to which reference can be made, except for the new standards and interpretations adopted by the Group starting from January 1, 2014, the adoption of which had no impact on the Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2014.

Furthermore, please note that the Condensed Consolidated Financial Statements at September 30, 2014 are unaudited.

TELECOM ITALIA GROUP - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	3rd Quarter	3rd Quarter	9 months to	9 months to	Change
	2014	2013	9/30/2014	9/30/2013	(a-b)

			(a)	(b)	amount	%

Revenues	5,421	5,676	15,972	17,564	(1,592)	(9.1)
Other income	92	57	275	165	110	66.7
Total operating revenues and other income	5,513	5,733	16,247	17,729	(1,482)	(8.4)
Acquisition of goods and services	(2,330)	(2,487)	(6,887)	(7,785)	898	11.5
Employee benefits expenses	(724)	(683)	(2,320)	(2,334)	14	0.6
Other operating expenses	(296)	(272)	(855)	(989)	134	13.5
Change in inventories	(58)	16	(15)	109	(124)	−
Internally generated assets	138	132	418	410	8	2.0
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2,243	2,439	6,588	7,140	(552)	(7.7)
Depreciation and amortization	(1,075)	(1,090)	(3,229)	(3,395)	166	4.9
Gains (losses) on disposals of non-current assets	−	7	35	(75)	110	−
Impairment reversals (losses) on non-current assets	−	−	(1)	(2,187)	2,186	−
Operating profit (loss) (EBIT)	1,168	1,356	3,393	1,483	1,910	−
Share of profits (losses) of associates and joint ventures accounted for using the equity method	−	-	(5)	−	(5)	−
Other income (expenses) from investments	−	−	15	2	13	−
Finance income	765	145	1,630	1,563	67	4.3
Finance expenses	(1,256)	(680)	(3,367)	(3,078)	(289)	(9.4)
Profit (loss) before tax from continuing operations	677	821	1,666	(30)	1,696	−
Income tax expense	(220)	(293)	(637)	(836)	199	23.8
Profit (loss) from continuing operations	457	528	1,029	(866)	1,895	−
Profit (loss) from Discontinued operations/Non-current assets held for sale	126	85	386	255	131	51.4
Profit (loss) for the period	583	613	1,415	(611)	2,026	−
Attributable to:
Owners of the Parent	442	505	985	(902)	1,887	−
Non-controlling interests	141	108	430	291	139	47.8

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and  all non-owner changes in equity.

(millions of euros)		3rd Quarter 2014	3rd Quarter 2013	9 months to 9/30/2014	9 months to 9/30/2013

Profit (loss) for the period	(a)	583	613	1,415	(611)
Other components of the Consolidated Statement of Comprehensive Income:
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)		−	−	(129)	3
Income tax effect		−	−	35	(2)
	(b)	−	−	(94)	1
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−	−	−
Income tax effect		−	−	−	−
	(c)	−	−	−	−
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c)	−	−	(94)	1
Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		15	10	56	(21)
Loss (profit) transferred to Separate Consolidated Income Statement		(4)	(9)	(19)	(8)
Income tax effect		(2)	2	(9)	8
	(e)	9	3	28	(21)
Hedging instruments:
Profit (loss) from fair value adjustments		374	(56)	313	(528)
Loss (profit) transferred to Separate Consolidated Income Statement		(414)	41	(513)	318
Income tax effect		10	5	55	60
	(f)	(30)	(10)	(145)	(150)
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(72)	(448)	(44)	(1,068)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		−	−	−	−
Income tax effect		−	−	−	−
	(g)	(72)	(448)	(44)	(1,068)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−	−	1
Loss (profit) transferred to Separate Consolidated Income Statement		−	−	−	−
Income tax effect		−	−	−	−
	(h)	−	−	−	1
Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h)	(93)	(455)	(161)	(1,238)
Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i)	(93)	(455)	(255)	(1,237)
Total comprehensive income (loss) for the period	(a+k)	490	158	1,160	(1,848)
Attributable to:
Owners of the Parent		343	304	910	(1,621)
Non-controlling interests		147	(146)	250	(227)

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		9/30/2014	12/31/2013	Change
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		30,023	29,932	91
Other intangible assets		5,941	6,280	(339)
		35,964	36,212	(248)
Tangible assets
Property, plant and equipment owned		12,320	12,299	21
Assets held under finance leases		838	920	(82)
		13,158	13,219	(61)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		35	65	(30)
Other investments		43	42	1
Non-current financial assets		1,998	1,256	742
Miscellaneous receivables and other non-current assets		1,534	1,607	(73)
Deferred tax assets		1,001	1,039	(38)
		4,611	4,009	602
Total Non-current assets	(a)	53,733	53,440	293
Current assets
Inventories		354	365	(11)
Trade and miscellaneous receivables and other current assets		5,979	5,389	590
Current income tax receivables		26	123	(97)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,561	1,631	(70)
Cash and cash equivalents		4,106	5,744	(1,638)
		5,667	7,375	(1,708)
Current assets sub-total		12,026	13,252	(1,226)
Discontinued operations /Non-current assets held for sale
of a financial nature		424	657	(233)
of a non-financial nature		2,940	2,871	69
		3,364	3,528	(164)
Total Current assets	(b)	15,390	16,780	(1,390)
Total Assets	(a+b)	69,123	70,220	(1,097)

(millions of euros)		9/30/2014	12/31/2013	Change
		(a)	(b)	(a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		17,882	17,061	821
Non-controlling interests		3,326	3,125	201
Total Equity	(c)	21,208	20,186	1,022
Non-current liabilities
Non-current financial liabilities		33,027	31,084	1,943
Employee benefits		978	889	89
Deferred tax liabilities		372	234	138
Provisions		711	699	12
Miscellaneous payables and other non-current liabilities		747	779	(32)
Total Non-current liabilities	(d)	35,835	33,685	2,150
Current liabilities
Current financial liabilities		3,095	6,119	(3,024)
Trade and miscellaneous payables and other current liabilities		7,584	8,649	(1,065)
Current income tax payables		28	20	8
Current liabilities sub-total		10,707	14,788	(4,081)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature		28	27	1
of a non-financial nature		1,345	1,534	(189)
		1,373	1,561	(188)
Total Current Liabilities	(e)	12,080	16,349	(4,269)
Total Liabilities	(f=d+e)	47,915	50,034	(2,119)
Total Equity and liabilities	(c+f)	69,123	70,220	(1,097)

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)		9 months to	9 months to
		9/30/2014	9/30/2013

Cash flows from operating activities:
Profit (loss) from continuing operations		1,029	(866)
Adjustments for:
Depreciation and amortization		3,229	3,395
Impairment losses (reversals) on non-current assets (including investments)		6	2,191
Net change in deferred tax assets and liabilities		260	411
Losses (gains) realized on disposals of non-current assets (including investments)		(35)	74
Share of losses (profits) of associates and joint ventures accounted for using the equity method		5	−
Change in provisions for employee benefits		(33)	(13)
Change in inventories		11	(99)
Change in trade receivables and net amounts due from customers on construction contracts		(314)	471
Change in trade payables		(651)	(966)
Net change in current income tax receivables/payables		391	13
Net change in miscellaneous receivables/payables and other assets/liabilities		(433)	(268)
Cash flows from (used in) operating activities	(a)	3,465	4,343
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(1,018)	(1,375)
Purchase of tangible assets on an accrual basis		(1,622)	(1,662)
Total purchase of intangible and tangible assets on an accrual basis		(2,640)	(3,037)
Change in amounts due to fixed asset suppliers		(388)	(423)
Total purchase of intangible and tangible assets on a cash basis		(3,028)	(3,460)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(8)	(8)
Acquisitions/disposals of other investments		(1)	−
Change in financial receivables and other financial assets		(635)	434
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		−	(108)
Proceeds from sale/repayments of intangible, tangible and other non-current assets		78	76
Cash flows from (used in) investing activities	(b)	(3,594)	(3,066)
Cash flows from financing activities:
Change in current financial liabilities and other		969	(1,484)
Proceeds from non-current financial liabilities (including current portion)		3,349	2,764
Repayments of non-current financial liabilities (including current portion)		(5,594)	(3,885)
Share capital proceeds/reimbursements (including subsidiaries)		11	9
Dividends paid		(252)	(537)
Changes in ownership interests in consolidated subsidiaries		−	−
Cash flows from (used in) financing activities	(c)	(1,517)	(3,133)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	(324)	98
Aggregate cash flows	(e=a+b+c+d)	(1,970)	(1,758)
Net cash and cash equivalents at beginning of the period	(f)	6,296	7,397
Net foreign exchange differences on net cash and cash equivalents	(g)	(31)	(252)
Net cash and cash equivalents at end of the period	(h=e+f+g)	4,295	5,387

Additional Cash Flow information

(millions of euros)		9 months to	9 months to
		9/30/2014	9/30/2013

Income taxes (paid) received		(6)	(431)
Interest expense paid		(4,132)	(2,124)
Interest income received		2,810	739
Dividends received		5	2

Analysis of Net Cash and Cash Equivalents

(millions of euros)		9 months to	9 months to
		9/30/2014	9/30/2013

Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations		5,744	6,947
Bank overdrafts repayable on demand – from continuing operations		(64)	(39)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		616	489
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		6,296	7,397
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations		4,106	4,869
Bank overdrafts repayable on demand – from continuing operations		(103)	(69)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		292	587
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		4,295	5,387

TELECOM ITALIA GROUP - NET FINANCIAL DEBT

(millions of euros)	9/30/2014	12/31/2013	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	24,612	23,514	1,098
Amounts due to banks, other financial payables and liabilities	7,411	6,470	941
Finance lease liabilities	1,004	1,100	(96)
	33,027	31,084	1,943
Current financial liabilities (*)
Bonds	1,270	2,513	(1,243)
Amounts due to banks, other financial payables and liabilities	1,653	3,413	(1,760)
Finance lease liabilities	172	193	(21)
	3,095	6,119	(3,024)
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	28	27	1
Total Gross financial debt	36,150	37,230	(1,080)
Non-current financial assets
Securities other than investments	(6)	(6)	−
Financial receivables and other non-current financial assets	(1,992)	(1,250)	(742)
	(1,998)	(1,256)	(742)
Current financial assets
Securities other than investments	(1,199)	(1,348)	149
Financial receivables and other current financial assets	(362)	(283)	(79)
Cash and cash equivalents	(4,106)	(5,744)	1,638
	(5,667)	(7,375)	1,708
Financial assets relating to Discontinued operations/Non-current assets held for sale	(424)	(657)	233
Total financial assets	(8,089)	(9,288)	1,199
Net financial debt carrying amount	28,061	27,942	119
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,489)	(1,135)	(354)
Adjusted Net Financial Debt	26,572	26,807	(235)
Breakdown as follows:
Total adjusted gross financial debt	33,695	35,280	(1,585)
Total adjusted financial assets	(7,123)	(8,473)	1,350
(*) of which current portion of medium/long-term debt:
Bonds	1,270	2,513	(1,243)
Amounts due to banks, other financial payables and liabilities	1,162	2,938	(1,776)
Finance lease liabilities	172	193	(21)

TELECOM ITALIA GROUP  -  INFORMATION BY OPERATING SEGMENTS

Starting from 2014, the Domestic Business Unit includes, in addition to Core Domestic and International Wholesale, also the Olivetti group. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating the products and services offered by the Olivetti group as complements to those offered by Telecom Italia in the domestic market. Accordingly, the figures for the corresponding periods of the previous year have been restated on a consistent basis.

DOMESTIC

(millions of euros)	3rd Quarter 2014	3rd Quarter 2013	9 months to 9/30/2014	9 months to 9/30/2013	Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)
Revenues	3,805	4,007	11,336	12,214	(5.0)	(7.2)	(7.2)
EBITDA	1,795	2,031	5,296	5,831	(11.6)	(9.2)	(9.1)
EBITDA margin	47.2	50.7	46.7	47.7	(3.5)pp	(1.0)pp	(1.0)pp
EBIT	982	1,172	2,845	1,000	(16.2)	-	-
EBIT margin	25.8	29.2	25.1	8.2	(3.4)pp	16.9pp	16.9pp
Headcount at period-end (number)			53,249	(1) 53,377		(0.2)

(1)  Headcount  at  December 31, 2013.

Core Domestic

(millions of euros)	3rd Quarter 2014	3rd Quarter 2013	9 months to 9/30/2014	9 months to 9/30/2013	Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)
Revenues	3,544	3,716	10,551	11,403	(4.6)	(7.5)
Consumer	1,839	1,940	5,414	5,931	(5.2)	(8.7)
Business (1)	1,184	1,258	3,589	3,885	(5.9)	(7.6)
National Wholesale	458	467	1,373	1,430	(1.9)	(4.0)
Other	63	51	175	157	23.5	11.5
EBITDA	1,750	1,984	5,115	5,715	(11.8)	(10.5)
EBITDA margin	49.4	53.4	48.5	50.1	(4.0)pp	(1.6)pp
EBIT	958	1,148	2,731	955	(16.6)	-
EBIT margin	27.0	30.9	25.9	8.4	(3.9)pp	17.5pp
Headcount at period-end (number)			51,983	(1) 51,954	0.1

 (1)  Headcount  at  December 31, 2013.

International Wholesale

(millions of euros)	3rd Quarter 2014	3rd Quarter 2013	9 months to 9/30/2014	9 months to 9/30/2013	Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)
Revenues	304	339	905	935	(10.3)	(3.2)	(2.6)
of which third parties	237	260	706	698	(8.8)	1.1	2.0
EBITDA	52	55	208	151	(5.5)	37.7	39.6
EBITDA margin	17.1	16.2	23.0	16.1	0.9pp	6.9pp	7.0pp
EBIT	28	29	134	74	(3.4)	81.1	83.6
EBIT margin	9.2	8.6	14.8	7.9	0.6pp	6.9pp	6.9pp
Headcount at period-end (number)(2)			647	(1) 741		(12.7)
(1) Headcount at December 31, 2013. (2) Includes employees with temp work contracts: 4 employees at September 30,2014 (4 at December 31, 2013). ***

Olivetti

(millions of euros)	3rd Quarter 2014	3rd Quarter 2013	9 months to 9/30/2014	9 months to 9/30/2013	Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)
Revenues	48	50	154	174	(4.0)	(11.5)	(12.0)
EBITDA	(4)	(5)	(19)	(28)	20,0	32.1	32.1
EBITDA margin	(8.3)	(10.0)	(12.3)	(16.1)	1.7pp	3.8pp	3.7pp
EBIT	(6)	(7)	(23)	(32)	14.3	28.1	28.1
EBIT margin	(12.5)	(14.0)	(14.9)	(18.4)	1.5pp	3.5pp	3.4pp
Headcount at period-end (number)(2)			619	(1) 682		(9.2)

(1)  Headcount at December 31, 2013.

(2) Includes employees with temp work contracts: 4 employees at September 30,2014 (nil at December 31, 2013).

   ***

Brazil

	(millions of euros)			(millions of Brazilian reais)
	3rd Quarter 2014	3rd Quarter 2013	9 months to 9/30/2014	9 months to 9/30/2013	3rd Quarter 2014	3rd Quarter 2013	9 months to 9/30/2014	9 months to 9/30/2013	Change %
					(a)	(b)	(c)	(d)	(a/b)	c/d)
Revenues	1,608	1,660	4,617	5,280	4,853	5,083	14,330	14,738	(4.5)	(2.8)
EBITDA	441	407	1,281	1,326	1,330	1,249	3,975	3,701	6.5	7.4
EBITDA margin	27.4	24.6	27.7	25.1	27.4	24.6	27.7	25.1	2.8pp	2.6pp
EBIT	188	183	557	603	568	561	1,729	1,682	1.2	2.8
EBIT margin	11.7	11.0	12.1	11.4	11.7	11.0	12.1	11.4	0.7pp	0.7pp
Headcount at period-end (number)							12,507	(1) 12,140		3.0

(1)  Headcount at  December 31, 2013.

   ***

TELECOM ITALIA GROUP - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

(millions of euros)	9 months to	9 months to	Change
	9/30/2014	9/30/2013
			amount	%

HISTORICAL REVENUES	15,972	17,564	(1,592)	(9.1)
Foreign currency financial statements translation effect		(536)	536	-
Changes in the scope of consolidation		(44)	44	-
COMPARABLE REVENUES	15,972	16,984	(1,012)	(6.0)

EBITDA – reconciliation of organic data

(millions of euros)	9 months to	9 months to	Change
	9/30/2014	9/30/2013
			amount	%

HISTORICAL EBITDA	6,588	7,140	(552)	(7.7)
Foreign currency financial statements translation effect		(135)	135	-
Changes in the scope of consolidation		33	(33)	-
COMPARABLE EBITDA	6,588	7,038	(450)	(6.4)

EBIT – reconciliation of organic data

(millions of euros)	9 months to	9 months to	Change
	9/30/2014	9/30/2013
			amount	%

HISTORICAL EBIT	3,393	1,483	1,910	-
Foreign currency financial statements translation effect		(62)	62	-
Changes in the scope of consolidation		38	(38)	-
COMPARABLE EBIT	3,393	1,459	1,934	-

TELECOM ITALIA GROUP - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facility and term loan

In the table below are shown the composition and the drawdown of the committed credit lines available as of September 30, 2014:

(billions of euros)	9/30/2014		12/31/2013
	Committed	Utilized	Committed	Utilized

Revolving Credit Facility – due August 2014	-	-	8.0	1.5
Revolving Credit Facility – due May 2017	4.0	-	-	-
Revolving Credit Facility – due March 2018	3.0	-	-	-
Total	7.0	-	8.0	1.5

On August 1, 2014, that is the due date of the Revolving Credit Facility of 8 billion euros, the drawdown utilized portion for 1.5 billion euros had been repaid.

Therefore, in the same date, the two RCF for the total amount of 7 billion euros become usable. In fact, we remind that on May 24, 2012 and on March 25, 2013 Telecom Italia S.p.A. extended respectively of 4 and 3 billion euros the Revolving Credit Facility of 8 billion euros expiring August 2014 (“RCF 2014”) through two Forward Start Facility which will come into effect at the due date of the RCF 2014.

Finally, Telecom Italia has a bilateral standby credit facility expiring August 3, 2016 for the amount of 100 million euros with Banca Regionale Europea, totally utilized.

Bonds

With reference to the evolution of the bonds during the first nine months of 2014, we point out as follows:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. 1,000 million euros 4.500% due 1/25/2021	Euro	1,000	1/23/2014
Telecom Italia S.p.A. 1,500 million USD 5.303% due 5/30/2024	USD	1,500	5/30/2014

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia S.p.A. 284 million euros 7.875% (1)	Euro	284	1/22/2014
Telecom Italia S.p.A. 750 million euros 7.750% (2)	Euro	750	3/3/2014
Telecom Italia S.p.A. 501 million euros 4.750% (3)	Euro	501	5/19/2014
Telecom Italia Capital S.A. 779 million USD 6.175% (4)	USD	779	6/18/2014
Telecom Italia Capital S.A. 528 million USD 4.950% (5)	USD	528	9/30/2014

(1)

Net of 216 million euros repurchased by the company during 2012.

(2)

Telecom Italia decided to exercise the right to redeem in advance the bonds according to a change of methodology of the rating agency that entails a reduction of the equity content initially assigned to the instrument, according to the Condition 6.5 (Early Redemption following a Rating Methodology Event) of the bond terms.

(3)

Net of 249 million euros repurchased by the company during the years 2008, 2012 and 2014.

(4)

Net of 221 million USD repurchased by Telecom Italia S.p.A. during 2013.

(5)

Net of 722 million USD repurchased by Telecom Italia S.p.A. during 2013.

On March 18, 2014, Telecom Italia S.p.A. successfully closed the tender offer for the buyback of four own notes maturing between May 2014 and March 2016, repurchasing a total nominal amount of 599 million euros.

The details of the repurchased notes are the following:

Bond Title	Principal amount outstanding prior to the Tender Offer (euros)	Principal amount repurchased (euros)	Buyback price

Telecom Italia S.p.A. 750 million euros, due May 2014, coupon 4.75%	556,800,000	56,150,000	100.700%
Telecom Italia S.p.A. 750 million euros, due June 2015, coupon 4.625%	750,000,000	172,299,000	104.370%
Telecom Italia S.p.A. 1 billion euros, due January 2016, coupon 5.125%	1,000,000,000	228,450,000	106.587%
Telecom Italia S.p.A. 850 million euros, due March 2016, coupon 8.25%	850,000,000	142,020,000	112.913%

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 195 million euros (nominal value) as of September 30, 2014 and decreased by 3 million euros in comparison with December 31, 2013 (198 million euros).

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of September 30, 2014 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 3,429 million euros with the following detail:

•

578 million euros, due June 16, 2015;

•

608 million euros, due October 1, 2015;

•

120 million euros, due November 23, 2015;

•

643 million euros, due December 29, 2015;

•

772 million euros, due January 25, 2016;

•

708 million euros, due March 21, 2016.

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by Telecom Italia S.p.A. (“Telecom Italia”) from the European Investment Bank (“EIB”), following the downgrade by Moody’s of Telecom Italia to Ba1 on October 8, 2013 and the downgrade by Standard & Poor’s to BB+ on November 14, 2013, an agreement with the Bank was signed on March 25, 2014 which resulted in the following: (i) on the loans maturing in 2018 and 2019 totaling 600 million euros, a reduction in the cost of funding from the Bank in exchange for Telecom Italia setting up new guarantees - given by banks and parties approved by the EIB - applying the related charges; (ii) on the loans guaranteed by SACE totaling 200 million euros, no increases in costs were requested; and (iii) on the remaining loans, totaling 1,700 million euros (1,550 million euros at September 30, 2014), an increase in costs. Furthermore, a new clause was added to the loan of 300 million euros with the direct risk of Telecom Italia S.p.A., maturing in 2017, stating that if Telecom Italia's rating drops below BB+/Ba1 for at least two rating agencies and the residual life of the loan exceeds one year, the Company must set up additional guarantees in favor of the EIB.

The estimated impacts resulting from the new agreement with the EIB have been quantified overall as an increase in average annual finance expenses of approximately 7.5 million euros.

After signing the agreement, in April 2014 the new guarantees requested were set up and a new fully-secured loan for 100 million euros was signed. In July 2014, a new loan for a total amount of 350 million euros was signed, of which 300 million euros at direct risk (issued on September 30, 2014), while the remaining 50 million euros, guaranteed by bank, not issued at September 30, 2014, yet.

As a result, as at September 30, 2014, the nominal amount of outstanding loans amounted to 2,750 million euros, of which 800 million euros at direct risk and 1,950 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 500 million euros only need to apply the following covenant:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor).

EIB loans secured by bank or approved parties guarantees for a total nominal amount of 1,950 million euros (besides the last loan of 300 million euros, signed on July 30, 2014, even if at direct risk) must apply the following covenants:

•

“Inclusion clause” (considered in the agreement signed on August 5, 2011 for an amount of 100 million euros, in the three agreements signed on September 26, 2011 for a total amount of 200 million euros, in the agreement signed on February 7, 2013 for an amount of 300 million euros, in the agreement signed on April 8, 2014 for an amount of 100 million euros and in the agreement signed on July 30, 2014 for an amount of 300 million euros) under which in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The prevision in question does not apply to subsidized loans until the remaining total amount of principal is not above 500 million euros;

•

“Network Event” (contemplated in the 300 million euro loan and in the 100 million euro loan guaranteed by SACE, both dated February 7, 2013, in the 100 million euro loan dated April 8, 2014 and in the agreement signed on July 30, 2014 for an amount of 300 million euros) according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are established for adjusting the cost of funding in relation to Telecom Italia's credit rating.

The syndicated credit lines contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control. With regard to financing relationships:

•

Revolving Credit Facility (“RCF 2017”) signed on May 24, 2012 for 4 billion euros and expiring on May 24, 2017 and Revolving Credit Facility (“RCF 2018”) signed on March 25, 2013 for 3 billion euros and expiring on March 26, 2018:

in the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate in good faith how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in absence of an agreement with a single bank, the bank may request the repayment of the amount disbursed and the elimination of the amount relating to its commitment. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

•

Bonds:

–

fixed rate guaranteed subordinated equity-linked mandatory convertible bonds, convertible into Telecom Italia S.p.A. ordinary shares, issued by Telecom Italia Finance S.A. (the “Issuer”) and guaranteed by Telecom Italia S.p.A. (the “Guarantor”). The trust deed established that if there is a change of control, the Issuer must provide immediate notification of this to the Trustee and the bondholders, and the bondholders will have the right to convert their bonds into ordinary shares of the guarantor within the following 60 days. Acquisition of control is not considered to have taken place if the control is acquired (i) by shareholders of the Guarantor who at the date of signature of the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders' meetings of the Guarantor, or (ii) of the parties to the Telco shareholders' agreement dated February 29, 2012 and amended on September 24, and November 12, 2013, or (iii) by a combination of parties belonging to the two categories;

–

the regulations covering the bonds issued under the EMTN Programme by both Olivetti and Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or of the Guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB). The total nominal amount is 2.75 billion euros:

–

The contracts signed by Telecom Italia with the EIB, for an amount of 1.75 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. Furthermore, when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital and, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project, the bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract;

–

the contracts signed by Telecom Italia with the EIB in 2011, 2013 and in 2014, for a total amount of 1,100 million euros, carry the obligation of promptly informing the bank about changes involving its bylaws or shareholder structure. Failure to communicate this information to the bank shall result in the termination of the contract. With regard to the contracts in question, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder of Telecom Italia that at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries. Under the assumption that there is a change in control, the bank has the right to ask for the early repayment of the loan;

•

Loan contracts in general: the outstanding loans generally contain a commitment by Telecom Italia – whose breach is an Event of Default – not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the cancellation of the undrawn commitment amounts;

•

Senior Secured Syndicated Facility. The contract, which was signed in October 2011 by BBVA Banco Francés and Tierra Argentea S.A. (a wholly-owned subsidiary of the Telecom Italia Group) for a facility of 312,464,000 Argentine pesos, provided for the repayment of the loan in 2016. As a result of a First Prepayment and Waiver Agreement Agreement dated March 6, 2013, a Second Prepayment and Waiver Agreement dated January 15, 2014, a Third Prepayment and Waiver Agreement dated February 28, 2014 and a Final Prepayment and Waiver Agreement dated March 31, 2014, the loan was fully repaid on March 31, 2014 and there are no guarantees or contractual covenants of any type bearing on the Telecom Italia Group.

Furthermore, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of September 30, 2014, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TELECOM ITALIA GROUP - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

In accordance with Consob communication DME/RM/9081707 dated September 16, 2009, the impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	9 months to	9 months to
	9/30/2014	9/30/2013

Operating revenues and other income:
Other income	74	−
Acquisition of goods and services, other operating expenses, change in inventories:
Sundry expenses	(2)	(85)
Employee benefits expenses:
Restructuring expenses	(1)	(21)
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	71	(106)
Gains (losses) on disposals of non-current assets:
Gains on disposals of non-current assets	38	4
Losses on disposals of non-current assets	−	(100)
Impairment reversals (losses) on non-current assets:
Impairment loss on Core Domestic goodwill	−	(2,187)
Impact on EBIT - Operating profit (loss)	109	(2,389)
Other income (expenses) from investments:
Valuation of investment in Trentino NGN S.r.l. at fair value	11	−
Impact on profit (loss) before tax from continuing operations	120	(2,389)
Income taxes on non-recurring items	(18)	6
Other Income (expenses) relating to Discontinued operations	(2)	(6)
Impact on profit (loss) for the period	100	(2,389)

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2014 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 7th, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Umberto Pandolfi
                                                  ---------------------------------
                                                      Umberto Pandolfi
                                                      Company Manager